SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			7,394,037		0.0470	0.0470

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	02	6,602	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	16	29,185	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	22	211,690	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	23	30,677	0.00	0.00
			Total Conversion ADRs (Out)		278,154		0.00
Shares	Common	Direct with the Company	Exerc Options	03	30,465	11.9720	364,726.98
Shares	Common	Direct with the Company	Exerc Options	03	34,950	17.1980	601,070.10
Shares	Common	Direct with the Company	Exerc Options	05	45,175	9.3596	422,819.93
Shares	Common	Direct with the Company	Exerc Options	11	521,325	5.8720	3,061,220.40
			Total Sell		631,915		4,449,837.41

Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	44,425	21.74	965,799.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	157,363	21.85	3,438,381.55
			Total Buy		201,788		4,404,181.05

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			6,685,756		0.0425	0.0425

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	02	6,602	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	16	29,185	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	22	211,690	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	23	30,677	0.00	0.00
			Total Conversion ADRs (In)		278,154		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	02	33,848	6.61	223,737.04
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	16	14,590	6.75	98,485.07
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	22	360,920	6.80	2,454,252.94
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	23	26,248	6.71	176,125.95
			Total Buy		435,606		2,952,601.00

ADR (*)	Common	Direct with the Company	Exerc Options	02	40,450	5.5312000	223,737.04
ADR (*)	Common	Direct with the Company	Exerc Options	16	19,050	1.1541166	21,985.92
ADR (*)	Common	Direct with the Company	Exerc Options	16	24,725	3.0940000	76,499.15
ADR (*)	Common	Direct with the Company	Exerc Options	22	44,050	3.0940000	136,290.70
ADR (*)	Common	Direct with the Company	Exerc Options	22	34,050	1.6760000	57,067.80
ADR (*)	Common	Direct with the Company	Exerc Options	22	110,750	2.8628000	317,055.10
ADR (*)	Common	Direct with the Company	Exerc Options	22	76,250	3.8416000	292,922.00
ADR (*)	Common	Direct with the Company	Exerc Options	22	91,325	5.5312000	505,136.84
ADR (*)	Common	Direct with the Company	Exerc Options	22	216,185	5.3000000	1,145,780.50
ADR (*)	Common	Direct with the Company	Exerc Options	23	56,925	3.0940000	176,125.95
			Total Sell		713,760		2,952,601.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	24 (*)	925,000	21.7825	20,148,812.50
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	26 (*)	356,500	21.8255	7,780,790.75
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	29 (*)	1,058,000	21.7874	23,051,069.20
			Total operation		2,339,500		50,980,672.45

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer